CM

Rec'd 10/30/06

[redacted]

06050457

S
. COMMISSION
549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 8511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/1/05 AND ENDING 2/28/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Mutual Planning Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert W. Zucker, CPA.

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
JAN 25 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 30 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

FIRST MUTUAL PLANNING CORP.
FINANCIAL STATEMENTS
FEBRUARY 28, 2006

FIRST MUTUAL PLANNING CORP.
CONTENTS

Robert W. Zucker, C.P.A., P.A.
1801 N. Military Trail, Suite 160
Boca Raton, FL 33431
Tel: 561 392-5779 Fax: 561 392-5751

To the Stockholder and Board of Directors of:

FIRST MUTUAL PLANNING CORP.

We have audited the accompanying Balance Sheet of

FIRST MUTUAL PLANNING CORP.

as of February 28, 2006 and the related Statements of Income, Retained Earnings and Cash Flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

On our opinion the financial statements referred to above present fairly, in all material aspects, the financial position of the FIRST MUTUAL PLANNING CORP. at February 28, 2006 and results of operations and cash flows for the year ended in conformity with generally accepted accounting principles.

Robert W. Zucker, CPA, P.A.

Robert W. Zucker, C. P. A., P. A.

March 25, 2006

FIRST MUTUAL PLANNING CORP.
BALANCE SHEET
FEBRUARY 28, 2006

ASSETS

Current Assets:		
Cash & Cash Equivalents	$ 17,276	
Total Current Assets		$ 17,276
Equipment:		
Office Equipment	7,291	
Less Accumulated Depreciation	7,291	
Equipment-Net		0
TOTAL ASSETS		**$ 17,276**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accrued Expenses	$ 1,600	
Total Current Liabilities		$ 1,600
Stockholder's Equity		
Capital Stock	2,000	
Paid-in-Capital	10,180	
Retained Earnings	3,496	
Total Stockholder's Equity		15,676
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		**$ 17,276**

See Accountant's Report Dated March 25, 2006

FIRST MUTUAL PLANNING CORP.
INCOME STATEMENT AND RETAINED EARNINGS
FOR THE YEAR ENDED FEBRUARY 28, 2006

INCOME:		
Commissions	$ 9,115	
Interest	650	
TOTAL INCOME		$ 9,765
EXPENSES:		
Computer Costs	800	
Rent	2,750	
Telephone	1,302	
Insurance	2,200	
Regulatory Fees	1,112	
Taxes	100	
Professional Fees	1,500	
TOTAL EXPENSES		9,764
Net Income		1
Retained Earnings March 1, 2005		3,495
RETAINED EARNINGS FEBRUARY 28, 2006		$ 3,496

See Accountant's Report Dated March 25, 20006

FIRST MUTUAL PLANNING CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 28, 2006

Cash Provided By Operations	$ 1
Adjustments to Reconcile Net (Loss) to Net Cash (Used) By Operating Activities	
Changes in Assets and Liabilities	
Decrease in:	
Accrued Expenses	(125)
Net Cash Uses by Operating Activities	(124)
Net Decrease in Cash and Cash Equivalents	(124)
Cash and Cash Equivalents Beginning of Year	17,400
CASH AND CASH EQUIVALENTS END OF YEAR	$ 17,276

See Accountant's Report Dated March 25, 2006